UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 30, 2013

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 29, 2013	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2013

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Balance Sheet as at June 30, 2013 and the Statements of Comprehensive Income, Changes in Equity and Cash Flows for the six months then ended. All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at June 30, 2013

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheet

As at June 30, 2013

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	June 30, 2013	December 31, 2012
ASSETS
Current Assets

Cash and cash equivalents		$93,052	$39,248
Accounts receivable	5	786,309	1,446,962
Prepaid and other receivables		85,274	120,231

		964,635	1,606,441
Non-Current Assets

Property and equipment, net	6	34,604	38,356
Intangibles, net	7	913,245	876,233
Goodwill		139,618	139,618

TOTAL ASSETS		$2,052,102	$2,660,648

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		$406,478	$577,655
Accrued liabilities		613,179	472,087
Loans payable	8	863,114	1,193,614

TOTAL LIABILITIES		1,882,771	2,243,356

Equity

Share capital	9	18,014,347	18,014,347
Warrants	11	1,132,685	1,132,685
Share-based payment reserve		2,494,701	2,450,791
Accumulated other comprehensive income		(127,101)	(88,971)
Deficit		(21,345,301)	(21,091,560)
TOTAL EQUITY		169,331	417,292

TOTAL LIABILITIES AND EQUITY		$2,052,102	$2,660,648

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on August 29, 2013.

/s/ “Michael Kraft”	/s/ “Martin Bernholtz”
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statement of Comprehensive Income

For the six-months ended June 30, 2013 and 2012

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended June 30		For the six months ended June 30
		2013	2012	2013	2012

Revenue		$715,618	$737,163	$853,372	$995,090

Expenses

Selling, general and administrative expenses		319,020	575,734	629,938	1,183,280
Share-based payment		18,103	13,057	43,909	41,783
Direct costs		46,140	69,438	86,831	140,910
Depreciation – property and equipment	6	1,954	1,851	3,890	4,899
Amortization – intangibles	7	104,396	94,681	196,969	194,243
Total Expenses		489,613	754,761	961,537	1,565,115

Income / (Loss) from Operations		226,005	(17,598)	(108,165)	(570,025)

Net Finance Charges

Interest (income) expense		55,368	32,036	123,302	60,611
Foreign exchange (gain) / loss		(49,603)	(35,131)	(87,676)	7,070

Income / (Loss) before Tax		220,240	(14,503)	(143,791)	(637,706)

Income and other Tax Expense		96,958	84,418	109,950	97,437

Income / (Loss) for the Period		123,282	(98,921)	(253,741)	(735,143)

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(16,202)	14,245	(38,130)	21,846

Total Comprehensive Income / (Loss), Net of Tax		$107,080	$(84,676)	$(291,871)	$(713,297)

Income / (Loss) per Share
Basic and Diluted		$0.005	$(0.004)	$(0.01)	$(0.03)

Weighted Number of Common Shares Outstanding
Basic and Diluted		20,899,177	20,543,177	20,899,177	20,543,177

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statement of Changes in Equity

For the six-months ended June 30, 2013

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued share capital		Share- based payment reserve	Warrants	Accumulated other comprehensive income	Deficit	Total equity
	Number of shares	Amount

Balance as at January 1, 2012	20,543,177	$17,925,347	$2,130,735	$1,046,365	$(86,760)	$(19,565,853)	$1,449,834

Loss for the period	-	-	-	-	-	(735,143)	(735,143)
Share-based payments charged to operations	-	-	41,783	-	-	-	41,783
Other comprehensive Loss	-	-	-	-	21,846	-	21,846
Balance as at June 30, 2012	20,543,177	$17,925,347	2,172,518	1,046,365	(64,914)	(20,300,996)	778,320

Loss for the period	-	-	-	-	-	(627,383)	(627,383)
Share-based payments charged to operations	-	-	201,412	-	-	-	201,412
Warrants expired	-	-	76,861	(76,861)	-	-	-
Warrants extended	-	-	-	163,181	-	(163,181)	-
Issued shares – against loan payable	356,000	89,000	-	-	-	-	89,000
Other comprehensive Loss	-	-	-	-	(24,057)	-	(24,057)
Balance as at January 1, 2013	20,899,177	18,014,347	2,450,791	1,132,685	(88,971)	(21,091,560)	417,292

Loss for the period	-	-	-	-	-	(253,741)	(253,741)
Share-based payments charged to operations	-	-	43,909	-	-	-	43,909
Other comprehensive Loss	-	-	-	-	(38,130)	-	(38,130)
Balance as at June 30, 2013	20,899,177	$18,014,347	$2,494,700	$1,132,685	$(127,101)	$(21,345,301)	$169,331

 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statement of Cash Flows

For the six-months ended June 30, 2013

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES

Income / (Loss) for the period	$123,282	$(98,921)	$(253,741)	$(735,143)

Adjustments to Net Profit for Non Cash Items:

Depreciation / amortization	106,349	96,532	200,858	199,142
Share-based payment	18,103	13,057	43,909	41,783
Interest accretion	22,250	-	44,500	-
Unrealized foreign exchange gain	(17,958)	(4,633)	(40,012)	14,177

Operating Income / (Loss) before Working Capital Changes	252,026	6,035	(4,486)	(480,041)

Working Capital Adjustments:

(Increase)/decrease in accounts and grants receivable	653,995	(71,284)	660,653	208,676
(Increase)/decrease in prepaid and other receivables	5,857	141	34,957	(3,489)
Increase/(decrease) in accounts payable	(399,942)	111,597	(171,177)	89,342
Increase/(decrease) in accrued liabilities	63,470	46,271	141,092	(3,288)

Cash Generated from / (used in) Operations	575,406	92,760	661,039	(188,800)

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditures on software & web development costs	(125,899)	(3,934)	(232,235)	(29,858)

Net Cash Flows Generated from / (used in) Investing Activities	(125,899)	(3,934)	(232,235)	(29,858)

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of loans payable	(375,000)	-	(375,000)	-

Net Cash Flows Generated from / (used in) Financing Activities	(375,000)	-	(375,000)	-

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	74,507	88,826	53,804	(218,658)

Cash and Cash Equivalents at the Beginning of the Period	18,545	175,283	39,248	482,767

Cash and Cash Equivalents at the End of the Period	$93,052	$264,109	$93,052	$264,109

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2013

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The condensed consolidated interim financial statements of the Company as at and for the quarter ended June 30, 2013 comprise the Company and its subsidiaries.

Lingo Media Corporation is an English as a Second Language (“ESL”) industry acquisition company in online and print-based education products and services. The Company is focused on English language learning (“ELL”) on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online ELL training and assessment service. Speak2Me is a free-to-consumer advertising-based online ELL service in China. Lingo Learning is a print-based publisher of ELL programs.

The head office, principal address and registered and records office of the Company are located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance and going concern

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has a working capital deficit as at June 30, 2013 and has incurred significant losses recurring over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The condensed consolidated interim financial statements for the period ended June 30, 2013 were approved and authorized for issuance by the board of directors on August 29, 2013.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

2.3	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and the entities controlled by the Company (i.e. subsidiaries) as at June 30, 2013. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, transactions, unrealized gains and losses resulting from inter-company transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

June 30, 2013

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPARATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of Speak2Me is Chinese Renminbi (“RMB”) and the functional currency of its ELL Technologies subsidiary is the United States Dollar (“US$”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional and presentation currency
●	Determination of the recoverability of the carrying value of intangible assets and goodwill
●	Determination of impairment loss
●	Recognition of deferred tax assets
●	Valuation of share-based payments
●	Recognition of provisions and contingent liabilities

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2012.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	June 30, 2013	December 31, 2012
Trade receivable	$703,573	$1,429,226
Grants receivable	82,736	17,736
	$786,309	$1,446,962

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2012	$213,162
Additions	-
Effect of foreign exchange	(833)
Cost, December 31, 2012	$212,329
Additions	-
Effect of foreign exchange	1,788
Cost, June 30, 2013	$214,117

Accumulated depreciation, January 1, 2012	164,841
Charge for the year	9,838
Effect of foreign exchange	(706)
Accumulated depreciation, December 31, 2012	$173,973
Charge for the period	3,890
Effect of foreign exchange	1,650
Accumulated depreciation, June 30, 2013	$179,513

Net book value, December 31, 2012	$38,356
Net book value, June 30, 2013	$34,604

7.	INTANGIBLES

	Software and web development	Content Platform	Customer Relationships	Total
Cost, January 1, 2012	$6,649,699	$1,477,122	$130,000	$8,256,811
Additions	29,858	-	-	29,858
Foreign exchange effect	4,160	-	-	4,160
Cost, June 30, 2012	6,683,717	1,477,112	130,000	8,290,829
Additions	113,357	-	-	113,857
Foreign exchange effect	(4,911)	-	-	(4,911)
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275
Additions	232,235	-	-	232,235
Foreign exchange effect	1,625	-	-	1,625
Cost, June 30, 2013	7,026,023	1,477,112	130,000	8,633,135

Accumulated depreciation, Jan. 1, 2012	6,583,618	470,214	103,548	7,157,290
Charge for the period	20,394	147,307	26,542	194,243
Foreign exchange effect	(3,500)	-	-	(3,500)
Accumulated depreciation, June 30, 2012	6,600,512	617,521	130,000	7,348,033
Charge for the period	22,584	148,925	-	171,509
Foreign exchange effect	3,500	-	-	3,500
Accumulated depreciation, Dec. 31, 2012	6,626,596	766,446	130,000	7,523,042
Charge for the period	50,472	146,497	-	196,969
Foreign exchange effect	(121)	-	-	(121)
Accumulated depreciation, June 30, 2013	6,676,947	912,943	130,000	7,719,890

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

7.	INTANGIBLES (Cont’d)

Net book value, Dec. 31, 2012	$165,567	$710,666	-	$876,233
Net book value, June 30, 2013	$349,076	$564,169	-	$913,245

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. During 2011, the Company recognized an impairment loss of $703,600 in relation to its software and web development in Speak2Me because the carrying value of the software and web development exceeded the expected recoverable amount. The recoverable amount is based on management’s best estimate of the selling price, less costs to sell. No impairment was recognized in 2012 or thereafter.

8.	LOANS PAYABLE

	June 30, 2013	December 31, 2012
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2013(i)(ii)	$880,000	$890,000
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by accounts receivable and due on January 31, 2013(iii).	-	365,000
Unamortized transaction costs	(16,886)	(61,386)
	$863,114	$1,193,614

(i)

On September 8, 2012, the Company extended the term of the $890,000 loan originally advanced on September 8, 2010 for a further one-year term. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 356,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, at the market value of $0.25 per common share.

(ii)	Included in loans payable are loans amounting to $435,000 (2012 – $435,000) to related parties as disclosed in Note 17.

(iii)	During the period, an aggregate of $375,000 of loans were repaid, of which, $100,000 was to a related party.

9.	SHARE CAPITAL

a)	Common shares - Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012.

The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing. Each Finder Unit entitles the holder to one Common Share and one Warrant.

Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012. On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders. The Loan lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this financing.

In the absence of a reliable measure of the services received, the services have been measured at the value of the finder’s warrants issued. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.78% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 83%, a forfeiture rate of zero, a stock price of $0.72, and a weighted average expected life of 1.5 years.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014.

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

In connection with the Second Financing, the Company agreed to pay a 7% Cash Finder’s Fee along with Finder's Warrants equal to 6% of the Units placed by the Finder in the Financing. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until November 11, 2012. On closing, the Company issued 78,900 Finder's Warrants and paid a $55,230 Cash Finder's Fee to the Finders. The lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this Second Financing. At December 31, 2012, the Finder’s Warrants had expired.

In the absence of a reliable measure of the services received, the services have been measured at the value of the finder’s warrants issued. The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.51% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 65%, a forfeiture rate of zero, a stock price of $0.80, and a weighted average expected life of 1.5 years.

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014.

(iii)

On September 8, 2012, the Company extended the term of the $890,000 loan to September 8, 2013, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 356,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, based on a market value of $0.25 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.

The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2012	2,035,070	$0.89
Forfeited	(227,570)
Outstanding as at June 30, 2012	1,807,500	$0.91
Forfeited	(437,000)	1.04
Granted	1,700,000	0.24
Outstanding as at December 31, 2012	3,070,500	$0.52
Granted	25,000	0.20
Forfeited	(19,000)	0.66
Expired	(105,000)	0.86
Outstanding as at June 30, 2013	2,971,500	$0.51

Options exercisable as at June 30, 2012	1,480,100	$0.97
Options exercisable as at December 31, 2012	1,934,534	$0.66
Options exercisable as at June 30, 2013	2,041,752	$0.60

The weighted average remaining contractual life for the stock options outstanding as at June 30, 2013 was 3.01 years (2012 – 3.19 years). The range of exercise prices for the stock options outstanding as at June 30, 2013 was $0.20 - $1.75 (2012 - $0.70 - $2.00). The weighted average grant-date fair value of options granted to employees, consultants and directors during the period has been estimated at $0.09 (2012 - $0.60) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in the past year are as follows, 550,000 stock options vested immediately upon issuance, 740,000 stock options will vest quarterly over 18 months, 25,000 stock options will vest quarterly over 12 months, and 400,000 stock options will vest upon four consecutive quarters of earnings before interest, tax, depreciation and amortization.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The pricing model assumes the weighted average risk free interest rates of 98% (2012 – 1.50%) weighted average expected dividend yields of NIL (2012 – NIL), the weighted average expected common stock price volatility (based on historical trading) of 94% (2012 – 80%), a forfeiture rate of zero, a weighted average stock price of $0.23, a weighted average exercise price of $0.51, and a weighted average expected life of 3.01 years (2012 – 5 years), which were estimated based on past experience with options and option contract specifics.

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
January 1, 2012			-
Extended	0.78	2011a	3,658,668	0.75
Extended	0.46	2011b	1,875,000	0.75
December 31, 2012			5,533,668
June 30, 2013			5,533,668

The following summarizes the compensation warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
January 1, 2012			230,520
June 30, 2012			250,520
Expired	0.45	2011	(151,620)	0.60
Expired	0.30	2011	(78,900)	0.60
December 31, 2012			Nil
June 30, 2013			Nil

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $68,847 (2012 - $71,700), relating to the Company's publishing and software projects. At the end of the period, $82,736 (2012 - $145,966) is included in accounts and grants receivable.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075 related to a publishing grant. In 2010, the Company was reassessed with a reduction to the repayment to $100,000 which is recorded in accrued liabilities.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

12.	GOVERNMENT GRANTS (Cont’d)

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $6,084 (2012 - $5,211) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at June 30, 2013 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2013 are as follows:

	US Denominated		China Denominated
	CAD	USD	CAD	RMB
Cash	$17,267	$16,426	$9,007	$52,582
Accounts receivable	703,130	668,883	444	2,593
Accounts payable	71,202	67,734	-	-

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2013, the Company had cash of $93,052, accounts and grants receivable of $786,309 and prepaid and other receivables of $85,274 to settle current liabilities of $1,882,772.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation.   The Company is primarily exposed to credit risk through accounts receivable.   The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2013, the Company has outstanding receivables of $721,309.  An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2013 or 2012.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English school programs.

Online English Language Learning: ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online English language training and assessment service. Speak2Me is a free-to-customer advertising-based online English learning service in China.

Segmented Information for Six Months Ended June 30, 2013 (Before Other Financial Items Below)

	Online	Print-Based
	English	English
	Language	Language
June 30, 2013	Learning	Learning	Total

Revenue	$151,890	$701,482	$853,372
Segment non-current assets	1,068,117	19,351	1,087,468
Segment assets	1,194,437	857,665	2,052,102
Segment liabilities	464,481	1,418,290	1,882,771
Segment Income (loss)	(335,216)	161,010	(174,206)

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

	Online	Print-Based
	English	English
	Language	Language
June 30, 2012	Learning	Learning	Total

Revenue	367,717	627,373	995,090
Segment non-current assets	1,101,163	24,682	1,125,845
Segment assets	1,328,682	1,135,033	2,463,715
Segment liabilities	485,447	1,199,948	1,685,395
Segment Income (loss)	(721,269)	95,590	(625,679)

Other Financial Items	2013	2012
Print-Based English Language Learning segment income (loss)	$161,010	$95,590
Online English Language Learning segment income (loss)	(335,216)	(721,269)
Foreign exchange	(87,676)	7,070
Interest expense	123,302	60,611
Share-based payment	43,909	41,783
Other comprehensive income (loss)	38,130	(21,846)
Total Comprehensive Loss	$(291,871)	$(713,297)

Revenue by Geographic Region

	2013	2012
China	$702,543	$631,747
Other	150,829	363,343
	$853,372	$995,090

Identifiable Assets by Geographic Region

	2013	2012
Canada	$1,929,056	$2,421,962
China	123,046	41,753
	$2,052,102	$2,463,715

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2013	2012

Income taxes and other taxes paid	$109,950	$97,347
Interest paid	$50,372	$60,611

17.	RELATED PARTY BALANCES AND TRANSACTIONS

For the six month period ended June 30, 2013, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
June 30, 2013

(Unaudited - See Notice to Reader)

17.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(a)

Key management compensation was $165,000 (2012 – $192,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. As of June 30, 2013, $343,706 of management compensation is deferred and included in current liabilities.

(b)

At June 30, 2013, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2012 - $545,000) bearing interest at 9% per annum. Interest expense related to these loans is $22,373 (2012 - $21,655).

(c)	During the quarter, the Company repaid loans to a related party in the amount of $100,000. Interest paid related to this loan was $2,959.